February 17, 2006

Mail Stop 4561

Mark Mitter
Trustee
FORE Holdings Liquidating Trust
100 Half Day Road
Lincolnshire, Illinois 60069

Re: Item 4.02 Form 8-K
        Filed February 13, 2006
        File No. 000-50161

Dear Mr. Mitter:

        We have reviewed your filing and have the following comments. In our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may or may not
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

1. We note your disclosure that the financial statements included in your Form 10-K
    for the period ended September 30, 2005 are unaudited. Tell us how you
    determined that your report met the requirements of Article 3 of Regulation S-X
    to include audited financial statements.

2. We note your disclosure that your Board of Trustees has not discussed your
    restatement with the Trust's independent accountants. Confirm with us that the
    Board of Trustees plans to discuss the restatement with the Trust's independent
    accountants and tell us when the Trust plans to file it's amended audited Form 10-
    K for the period ended September 30, 2005.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3438.

Sincerely,

Robert F. Telewicz, Jr.
Staff Accountant